(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Voya Separate Portfolios Trust

We consent to the use of our reports dated May 23, 2014, incorporated herein by reference for Voya Emerging Markets Corporate Debt Fund (formerly, ING Emerging Markets Corporate Debt Fund), Voya Emerging Markets Hard Currency Debt Fund (formerly, ING Emerging Markets Hard Currency Debt Fund), Voya Emerging Markets Local Currency Debt Fund (formerly, ING Emerging Markets Local Currency Debt Fund), and Voya Investment Grade Credit Fund (formerly, ING Investment Grade Credit Fund), each a series of Voya Separate Portfolios Trust (formerly, ING Separate Portfolios Trust), and to the references to our firm under the headings “Financial Highlights” in the Prospectuses, and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

Boston, Massachusetts

July 29, 2014